

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Frank A. Cavallaro
Senior Vice President and Chief Financial Officer
Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, PA 19102

> **Re:** **Republic First Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 000-17007**

Dear Mr. Cavallaro:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A: Risk Factors, page 12

1.   We note your disclosure on page 18 that you entered into an informal agreement with the FDIC and the Pennsylvania Department of Banking in response to your May 2009 examination. Please tell us the specific pending/completed improvements you made to your policies, procedures, and processes and if they are reasonably likely to materially impact the operating performance, financial condition, cash flows or liquidity of the Company as a result of the application of these policies, procedures, and processes.

Item 7: Management's Discussion and Analysis of Results of Operations and Financial Condition
Financial Condition
Allowance for Loan Losses, page 46

2. We note that your coverage ratio of the allowance for loans losses to non-performing loans decreased during 2009 and 2010 from 49.3% at December 31, 2009 to 28.6% at December 31, 2010. Please tell us and revise future filings to address the following:
   - Address the factors contributing to the decline in the coverage ratio of the allowance for loan losses to non-performing loans;
   - Disclose your charge-off policy for each type of loan and whether you have revised these policies;
   - Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve; and
   - Clearly describe how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends. Please quantify the amount of nonperforming loans for which you have recorded partial charged-offs.

3. We note that the balance of impaired loans with a valuation allowance decreased from $43.4 million at December 31, 2009 to $14.2 million at December 31, 2010 and the specific allowance related to these loans only decreased from $7.1 million December 31, 2009 to $2.8 million at December 31, 2010. Please tell us and revise future filings to discuss in detail the underlying reasons why the impaired loans with a valuation allowance and the related allowance to those specific allowance decreased by such a significant amount during 2010.

4. We note you booked a recovery for loan losses of ($350k) in the 4th quarter of 2010. Please tell us and revise future filings to discuss in detail the reasons why you booked this recovery.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses, page 82

5. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not

necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

6. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Note 10 – Income Taxes, page 86

7. Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 21 & 22 of ASC Subtopic 740-10-30.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant